

July 31, 2009

Mr. Mark Stevenson
President and Chief Executive Officer
Holloman Energy Corporation
333 North Sam Houston Parkway East, Suite 600
Houston, Texas, 77060

> **Re:** **Holloman Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-52419**

Dear Mr. Stevenson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 12

1.  We note that you concluded that your disclosure controls and procedures were effective as of December 31, 2008. Considering the material weaknesses identified in Management's Report on Internal Control over Financial Reporting under this heading, please tell us how you have reached this conclusion. Please

include details sufficient to understand how you have determined that these
material weaknesses are unrelated to the financial information required to be
included in your filings, if that is your view.

In addition, we note that you continue to represent that disclosure controls and
procedures are effective in your subsequent interim filings on Form 10-Q, with no
changes described in your internal control over financial reporting. If there have
been no changes in internal control over financial reporting to remediate the
material weaknesses previously identified we would anticipate disclosure
explaining how you are able to support your conclusion of effective disclosure
controls and procedures as of March 31, 2009.

Financial Statements

Balance Sheets, page F-1

2.      We note that you have presented separate line items on the face of your Balance
        Sheet and Statement of Stockholders' Equity for common and preferred stock of
        your subsidiary, First Endeavor Holdings. We do not see how this presentation is
        appropriate or consistent with the provisions of ARB 51, as consolidated financial
        statements should present the results of operations and financial position of the
        parent company and its subsidiaries as if the group were a single business
        enterprise. Please advise us of the adjustments that you propose to comply with
        this accounting literature.

Statement of Operations, page F-2

3.      Please present earnings per share for income/loss from continuing operations and
        discontinued operations separately to comply with paragraph 37 of SFAS 128.

Statement of Stockholder's Equity, page F-3

4.      We note that you have accounted for the merger with Endeavor Canada
        Corporation ("ECC") as a reverse merger recapitalization, identifying ECC as the
        accounting acquirer and Holloman Energy Corporation as the accounting target.
        However, we understand that in completing the acquisition you did not issue any
        common shares, although you did issued 9 thousand of your Series A Preferred
        shares and 9 million Preferred shares of your subsidiary on August 3, 2007. We
        also understand from your disclosure in Note 3 that you unwound this transaction
        about five months later on February 15, 2008.

        Tell us how you concluded that ECC would be appropriately regarded as the
        accounting acquirer in this transaction, including details sufficient to understand

how you determined that its shareholders prior to the transaction obtained control of the registrant.

Statements of Cash Flow, page F-4

5.      We note your reconciliation of net cash flows from operating activities begins with income from continuing operations as opposed to net income (loss).  Please amend your reconciliation to begin with net income (loss) as reported on your Statements of Operations to comply with paragraph 28 of SFAS 95.

6.      We note that you present cash used by discontinued operations in a single line item in your Statement of Cash Flows.  Please identify cash flows associated with discontinued operations separately within the operating, investing and financing sections.

Note 3 – Divestiture of Endeavor and Discontinued Operations, page F-9

7.      We understand that on February 1, 2008 you entered into an arrangement with the former controlling shareholder of Endeavor Canada Corporation ("ECC"), Mr. King, under which you would relinquish ownership of ECC to Mr. King in exchange for 6,500 shares of the 9,000 total shares of Series A Preferred Stock that you issued to acquire the entity, and 6,500,000 shares of the 9,000,000 total shares of Class A Preferred Stock of your subsidiary that were also issued in the August 3, 2007 acquisition of ECC.

We note your disclosure indicating that you completed this disposition and reacquisition of shares on February 15, 2008.  We are seeking clarification on the following points related to your divestiture of ECC:

●      Please identify the recipients of the 2,500 Series A Preferred shares and the 2,500,000 Class A Preferred shares of your subsidiary that were not reacquired upon transferring ECC to Mr. King, and state your reasons for unwinding the transaction, and for excluding these other shareholders.

●      Submit a rollforward of the assets and liabilities of ECC during the period of your ownership, also reconciled to the financial information pertaining to this entity reported in your August 9, 2007 Form 8-K and the details included in Note 3 on page F-10.  Provide an explanation of all material activity.

●      Given the temporary nature of the acquisition, and the absence of the assets and liabilities of ECC in your December 31, 2008 financial statements, tell

us why you believe the date of inception utilized in preparing your
cumulative financial information should be that of ECC.

- As the unwinding of this acquisition involves a repurchase of your shares,
and those of your subsidiary, tell us how your recognition of gain on the
divestiture of ECC complies with Chapter 1, Section B, paragraph 7 of ARB
43, in your view.

Note 4 – Oil and Gas Properties, page F-11

8. We note that on November 21, 2007, you purchased Holloman Petroleum Pty.
Ltd., including various interests in oil and gas properties in Australia, by issuing
18,600,000 shares of your common stock, which you valued at $15,903,000.
Please address the following points regarding this transaction:

- We note that you have not included financial statements for this entity with
the Form 8-K that you filed on November 28, 2007 in reporting this
transaction, or subsequently by amendment. Given the apparent
significance of this acquisition, and the general view concerning
acquisitions of entities expressed in Rule 11-01(d) of Regulation S-X, tell us
how you concluded that you were not required to file financial statements of
this entity to comply with Item 9.01 of Form 8-K and Rule 3-05 of
Regulation S-X, if that is your view.

- We note that in consideration for the acquisition of Holloman Petroleum
Pty. Ltd., you issued 18,600,000 shares of your common stock which you
have valued and recorded at $15,903,000 (or approximately $0.86/share).
Tell us how you arrived at this value, identify the specific dates utilized for
quoted market prices referenced, and explain how you determined that your
approach was consistent with the guidance in EITF 99-12 or EITF 96-18, as
applicable.

9. We note that you utilize the full cost method in accounting for your investments
in oil and gas properties, and understand that all of your properties are classified
as unproved. Please provide all disclosures required by Rule 4-10(c)(7) of
Regulation S-X, pertaining to the status of your properties and the anticipated
timing of your evaluations of each of those properties and inclusion of related
costs in the amortization computation.

10. We note your disclosure stating that one of your shareholders paid $660,000 on
behalf of the company for seismic participation related to the Vic P60 permit in
February 2008. Please modify your disclosure to explain your accounting, with

>       details sufficient to understand why this payment does not appear as a capital
>       contribution in your Statement of Stockholders' Equity or rationale for non-
>       recognition, as applicable.

Note 9 – Common Shares, page F-13

11.     We note that your Series A and Series B Warrants to acquire common shares,
        which you issued during 2008, also include provisions that entitle holders to
        receive a pro rata portion of a 2% net revenue interest in the wells drilled on your
        concessions in the Cooper and Barrow basins in Australia upon exercise.  You
        indicate that you have not assigned any value to the revenue interests or recorded
        any associated derivative on the basis that its valuation is "non-estimable."
        Please describe the accounting that you would envision if valuation of the
        instrument were possible and describe the obstacles that you believe inhibit an
        appropriate valuation from being completed at this time.

Note 10 – Income Taxes, page F-14

12.     We note that you have recognized a tax benefit of $1,090,844 in your statement of
        operations for the year ended December 31, 2008.  Given that you have generated
        significant losses since inception, please tell us how you concluded that recovery
        of tax benefit was more likely than not, in support of your accounting.

Form 10-Q for the Quarter Ended March 31, 2009

General

13.     Please revise the accounting and disclosures in your interim report as necessary to
        comply with all applicable comments written on your annual report.


Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,


Karl Hiller
Branch Chief